111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com J. Matthew Lyons 512.320.9284 Phone 512.542.5226 Fax MLyons@andrewskurth.com

March 31, 2008

By EDGAR Transmission and Overnight Courier

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C.  20549-0406
Attention:  Kevin L. Vaughn, Branch Chief

Re:                               Valence Technology, Inc. (File No. 0-20028)
Form 10-K for the fiscal year ended March 31, 2007
Form 10-Q for the quarterly period ended December 31, 2007

Dear Mr. Vaughn:

On behalf of our client Valence Technology, Inc. (the “Company”) we write this letter to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in the letter dated February 26, 2008, addressed to Mr. Thomas F. Mezger, Chief Financial Officer of the Company, with respect to the above-referenced filings.  We note for the Staff’s reference that effective as of March 3, 2008, the Company’s Chief Financial Officer is now Galen H. Fischer.

For ease of reference, the bolded headings and bold, numbered paragraphs below are reproduced from your comment letter, and the Company’s response to each such comment follows in plain text.

Form 10-K for the fiscal year ended March 31, 2007

Consolidated Statements of Operations and Comprehensive Loss, page 41

1.                                      Please revise future filings to remove the stock-based compensation line item from the face of your statements of operations and, instead, reflect the amounts in the appropriate captions of the statements.  As indicated in SAB Topic 14-F, you may present the related stock-based compensation expenses in a parenthetical note to the appropriate income statement line items.  That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

RESPONSE:

The Company will remove the stock-based compensation line item from the face of its statements of operations in future filings and instead reflect such expense in the appropriate captions of the applicable statements, or in such other manner specified or permitted by the guidance in SAB Topic 14-F.

Note 3 — Summary of Significant Accounting Policies, page 45

Revenue Recognition, page 46

2.                                      We note your disclosure that you recognize customer rebates and other pricing adjustments as incurred.  Please tell us and revise future filings to clarify how your accounting policy is consistent with SAB Topic 13 and paragraphs 22-23 of EITF 01-9.

RESPONSE:

The Company recognizes customer rebates in accordance with SAB Topic 13 and paragraph 22.a of EITF 01-9 in the reporting period in which the related revenue is recorded.  These rebates are recorded at the maximum potential amount of the rebate, pursuant to EITF 01-9, until they are paid out.  The Company will revise future filings to more clearly reflect this accounting policy.

3.                                      We note that certain product shipments, primarily shipments to resellers where a right of return exists, are not recognized as revenue during the period shipped but instead deferred and reflected as a liability on your balance sheet.  Please tell us and revise future filings to clarify where you record the associated inventory costs and the basis for your classification.

RESPONSE:

Costs of goods sold related to deferred revenues are deferred and shown as a component of Finished Goods Inventory on the Company’s balance sheet and in the notes to its financial statements (see, e.g., Note 5 to the Company’s Consolidated Financial Statements on page 49 of its Annual Report on Form 10-K for the fiscal year ended March 31, 2007 (the “FY2007 10-K”)).  These deferred amounts are subsequently recognized as cost of goods sold when the right of return no longer exists and the related revenue on these items is recognized.  The Company will clarify this in future filings.

Form 10-Q for the quarterly period ended December 31, 2007

Condensed Consolidated Balance Sheets, page 1

4.                                      We note your disclosure on page 20 which states that $388,000 of dividends have accrued with respect to your redeemable convertible preferred stock.  We further note from Exhibit 4.3 of this Form l0-Q that while the dividends are no longer required to be paid on a quarterly basis, the dividends will continue to accrue and will be due and payable upon mutual agreement by the parties or upon redemption or conversion.  However, we do not see where you have reflected the accrued dividends in your financial statements.  Please tell us how your accounting for the redeemable preferred stock dividends complies with Question 1 of SAB Topic 3C.

RESPONSE:

The Company included the $388,000 of accrued dividends with respect to redeemable convertible preferred stock as part of $5,037,000 of Accrued Expenses on its balance sheet as of December 31, 2007.  The Company will revise future filings in accordance with SAB Topic 3C to reclassify this dividend accrual into the amount of redeemable convertible preferred stock reflected on its balance sheet.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Gross Margin, page 17

5.                                      We note that you reduced cost of sales by $414,000 after revising certain estimates regarding inventory reserves.  Please explain to us how this adjustment is consistent with the guidance set forth in SAB Topic 5-BB and footnote 2 of ARB 43, which state that a write-down of inventory creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.

RESPONSE:

In the fiscal quarter ended March 31, 2007, the Company reserved $1,010,000 for defective inventory, which was the Company’s original full cost of the inventory.  Subsequent to March 31, 2007 but prior to the Company’s filing of its FY2007 10-K, the supplier who had provided the defective inventory agreed to credit the Company $437,000 against the outstanding invoice payable for this inventory, which credit the Company recorded as a decrease to the original $1,010,000 reserve and a credit to cost of goods sold.  Thus, the net effect in the period ended March 31, 2007 was a net cost of goods sold amount of $573,000 (i.e., $1,010,000 — 437,000) to reflect the write-off of the worthless inventory.  However, in the period ended June 30, 2007, the vendor agreed to provide an additional credit of $414,000, which the Company recorded as a reduction to outstanding accounts payable and a corresponding reduction to cost of goods sold.  Consistent with SAB Topic 5-BB, the underlying inventory was still valued at zero, and there was no mark up based on a change in facts and circumstances.  The reduction to cost of goods sold merely offset the prior period balance owed to the vendor.

Item 4.  Controls and Procedures, page 22

6.                                      We note your disclosure, “Based upon this evaluation the Company concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic reports with the Commission.”  Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).  Alternatively, you may remove the language that is currently included after the word “effective”, since the meaning of “disclosure controls and procedures” is established by Rule 13a-l5(e) of the Exchange Act.

RESPONSE:

The Company will revise its future filings, in accordance with Rule 13a-15(e) of the Exchange Act, to clarify that its officers have concluded that its disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act are accumulated and communicated to its management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

*                              *                              *                              *                              *

The Company respectfully submits that the foregoing responses are appropriately responsive to the comments of the Staff.

On behalf of the Company, we hereby confirm that the Company acknowledges that:

•                                          the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further comments, we request the Staff to direct them to the undersigned, with a copy to Galen Fischer, the Company’s Chief Financial Officer.

Please contact the undersigned at (512) 320-9284 should you have any questions regarding this response.

Very truly yours,

ANDREWS KURTH LLP

/s/ J. Matthew Lyons

cc:                                 Eric Atallah (Commission Staff)
Martin James (Commission Staff)
Galen Fischer (Valence Technology, Inc.)
Roger Williams (Valence Technology, Inc.)
Nancy C. Lippa (Andrews Kurth LLP)
Matthew D. Willcox (Andrews Kurth LLP)
Tom Wilkinson (PMB Helin Donovan LLP)